Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Companhia Aberta NIRE 35300010230 Announcement to the Market Itaú Unibanco launches its new Investor Relations website and reformulates its Integrated Annual Report Itaú Unibanco has launched its new Investor Relations website and reformulated its 2020 Integrated Annual Report to better serve investors and stakeholders. This is a broad project designed to rethink and reformulate our communication with stockholders and general public. The website introduces innovative functionalities, such as an interactive dashboard with financial information, a dedicated channel for individuals investors, artificial intelligence features to optimize the search for information, accessibility tools and a wide range of content. Meanwhile, the annual report now consists of a set of reports that includes three documents: the Integrated Annual Report, the ESG (environmental, social and governance) Report and the Complete Financial Statements, which are available in a 100% digital environment, providing autonomy and flexibility to readers. A website dedicated to sustainability is also available, where it is possible to learn more on the bank’s ESG strategy. To check out for these novelties, please access:    https://www.itau.com.br/investor-relations and https://www.itau.com.br/relacoes-com-investidores/annual-report/2020/. São Paulo (State of São Paulo), April 12, 2021. RENATO LULIA JACOB Head of Investor Relations and Market Intelligence